UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Securities Purchase Agreement

On September 23, 2026, Maase Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investor (the “Purchaser”) for a private placement offering of 3,878,856 Class A ordinary shares of the Company, par value US$0.09 per share (the “Placement Shares”), at the subscription price of US$12.89 per Placement Share, for gross proceeds of approximately US$50 million (the “Private Placement”).

Subject to the exceptions set forth in the Securities Purchase Agreement, the Placement Shares will be subject to lock-up for a period of 36 months following the closing date of the Private Placement.

The Private Placement is expected to close in October 2026, subject to the satisfaction or waiver of the closing conditions set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement to expand its Star Distributed Intelligent Computing Centers project, advance the research, development and commercialization of its proprietary Lingyanmiaoyu mixture-of-experts large language models, and fund working capital and other general corporate purposes.

The foregoing description of the Securities Purchase Agreement does not purport to describe all of the terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

In connection with the Private Placement, the Company issued a press release on September 23, 2026, which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024, and (ii) the Company’s registration statement on Form F-3 (File No. 333-298147) that was initially filed with the SEC on August 7, 2026 and declared effective by the SEC on August 21, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated September 23, 2026 between Maase Inc. and the Purchaser
99.1	Press Release - Maase Inc. Announces $50 Million PIPE Financing to Accelerate Deployment of Star Distributed Intelligent Computing Centers and Commercialization of Lingyanmiaoyu Large Language Model

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: September 23, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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